August 21, 2012
Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

VIA EDGAR

Re: Lender Processing Services, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 4, 2012
File No. 001-34005

Dear Mr. Mew,

This letter responds to the comments set forth in the Staff’s letter dated August 2, 2012 to me regarding Lender Processing Services, Inc.’s (“LPS” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012. For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 20

Goodwill and Other Intangible Assets, page 21

1.
We note your disclosure on page 13 and 49 that your fiscal year 2011 annual assessment of the recoverability of goodwill indicated the estimated fair value of all of your reporting units were in excess of the carrying value of those reporting units. To the extent any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	the percentage by which fair value exceeds carrying value;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the material assumptions that drive estimated fair value;

•	a discussion of any uncertainties associated with each key assumption; and,

•	a discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please advise us of that fact and disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Response
LPS tests for possible impairment of goodwill on an annual basis as of our September 30th measurement date, as well as at other times throughout the year if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is more likely than not to have decreased below its carrying amount. In our most recent analysis as of September 30, 2011, we determined that the fair values of each of our four reporting units were substantially in excess of their carrying values by amounts ranging from 31% to 146% in excess of such carrying values. We will disclose the fact that our fair values are substantially in excess of carrying values, if applicable, in future filings. If, in the future, the fair value of a reporting unit with material goodwill is not substantially in excess of its carrying amount, we will provide appropriate disclosure in accordance with Item 303(a)(3)(ii) of Regulation S-K, Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960 and any other applicable Commission rules and regulations and Staff guidance.

Notes to Consolidated Financial Statements, page 45

(9) Goodwill, page 60

2.
Please explain to us how you determined your four reporting units for purposes of your goodwill impairment tests. In your response, please identify any components, the extent that any components have been aggregated and the basis for such aggregation.

Response
We assess operating segments and reporting units at least annually as of September 30th in connection with our testing for impairment of goodwill, and when we change the components of our operating segments or circumstances indicate that our operating segments or reporting units may have changed.

Based on the guidance in Accounting Standards Codification (“ASC”) 280-50-1 – “Segment Reporting”, we have two operating segments, “Technology, Data and Analytics” and “Transaction Services.” Each of these segments engages in business activities from which they earn revenues and incur expenses, and have discrete financial information which is available and regularly reviewed by our chief operating decision maker, our Chief Executive Officer.

We follow the guidance in ASC 350-20-35 – “Intangibles - Goodwill and Other” to identify the components of our operating segments and to determine if those components meet the definition of a reporting unit. The guidance in ASC 350-20-35 states that two or more components may be aggregated into a single reporting unit if aggregation is consistent with the objectives and basic principles of ASC 280-10 and if the segments have similar economic characteristics, which can be supported if the components have similarities in any of the following areas:

•	Financial performance (such as similar long-term gross margins);

•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customers for their products and service;

•	The methods used to distribute their products or provide their services; and

•	The nature of the regulatory environment.

The guidance in ASC 350-20-35 states that in order to meet the definition of a reporting unit, segment management must regularly review the operating results of the component or business. Based on the criteria described in ASC 350-20-35, on a monthly basis we provide financial information on a reporting unit level to our segment manager, our Chief Operating Officer, who reviews results and uses that information to assess performance and make resource allocation, budgeting and strategic decisions. As noted in the Basis for Conclusions of SFAS 142, “The Boards intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill would naturally be associated.”
Based on the guidance in ASC 350-20-35, we have identified the following four reporting units:

•	Technology Services;

•	Data and Analytics;

•	Facilitation Services; and

•	Default Services
See below for a detail description of each reporting unit and any components that have been aggregated and the basis for such aggregation.
Technology, Data and Analytics
Our Technology, Data and Analytics (“TD&A”) segment offers software systems and information solutions that facilitate and automate many of the business processes across the life cycle of a mortgage. Our customers use our technology and services to reduce their operating costs, improve their customer service and enhance the quality and consistency of various aspects of their mortgage servicing. The TD&A segment includes the Technology Services and Data and Analytics reporting units.

1.
Technology Services – Technology Services includes the sale of technology solutions and related services to mortgage lenders and other lending institutions. Technology Services is comprised of the following operations, which represent individual components of the reporting unit:

•	Residential Lending Services (RLS)

•	Verification Bureau - sold on December 9, 2011

•	Desktop Systems

•	Enterprise Content Management (ECM)

•	Aptitude Solutions - sold on May 2, 2012

•	True Automation - sold on May 2, 2012

•	Empower

•	PCLender

•	SoftPro - sold on January 9, 2012

•	Real EC

•	Real Estate Group - a portion of which was sold on August 31, 2011

These components perform the following services:

•
Mortgage Processing – Our mortgage servicing platform, “MSP”, which is operated as part of the RLS component, is an application that automates loan servicing, including loan setup and ongoing processing, customer service, accounting and reporting to the secondary mortgage market, and federal regulatory reporting. MSP serves as the core application through which our customers keep the primary records of their mortgage loans.

•
Desktop Systems – our desktop application is a workflow system that assists our customers in managing business processes, which today is primarily used in connection with mortgage loan default management, but which has broader applications. It can also be used to organize images of paper documents within a particular file, to capture information from imaged documents, to manage invoices and to provide multiple users access to key data needed for various types of monitoring and process management.

•
Other Software & Services – this includes our mortgage origination system and technology solutions, which includes the Empower and PCLender business components, and our middleware application- (our RealEC component), which provides collaborative network connectivity among mortgage industry participants.

These components have been aggregated into one reporting unit as they possess similar economic characteristics, notably the nature of their products and services, which support various aspects of our customers’ technology requirements and automate various processes across the life cycle of a mortgage. Most of these offerings represent hosted or software based solutions, in which our revenues are generally based on a per transaction basis. Additionally, management continues to integrate and manage these products over time into a more seamless and comprehensive product set to support our customers’ needs.

2.
Data & Analytics – Our Data & Analytics reporting unit provides data and analytics solutions that are used in different steps in the life cycle of a mortgage. These business units are involved in providing analytical solutions to our customers to enable them to make transactional decisions and manage business risk. The business units collect, manage, manipulate and improve the data to meet the changing needs of its real estate, title and mortgage clients.

Data & Analytics is comprised of the following components:

•	International Data Management

•	Risk Management

•	Valuation Solutions

•	Applied Financial Technology

•	McDash Analytics

•	Property Tax Direct/ National Tax Network- as reclassified from the Transaction Services reporting unit during Q1, 2012.

These operations perform the following services:

•
Alternative valuation services – We offer a broad range of property valuation services that allow our customers to match their risk of loss with alternative forms of property valuations, depending upon their needs and regulatory requirements. These include, among others, automated valuation models, collateral risk scores, appraisal review services and valuation reconciliation services.

•
Data and information – We acquire and aggregate real estate property and loan data on a national level and make such data available to our customers in a single database with a standard, normalized format. We also offer a number of value added services that enable our customers to utilize this data to assess risk, determine property values, track market performance, generate leads and mitigate risk. These services also include the remaining portion of our Tax Services businesses, which provides lenders with information about the tax status of a property.

These components have been aggregated into one reporting unit as they possess similar economic characteristics, in that the nature of the products offered focus primarily on data and analytics solutions for our customers to manage risk and collect data for their businesses.

Transaction Services
Our Transaction services segment offers customized outsourced business process and information solutions. The Transaction Services segment includes the Facilitation Services and Default Services reporting units.

3.
Facilitation Services – These operations allow national lenders, realtors, and loan servicers to outsource their title and closing requirements and other life of loan service requirements. These business units are primarily involved in facilitating the purchase, origination, and closing of a real estate or real estate loan transaction with lenders and realtors on a centralized basis. These divisions provide a broad spectrum of services focused on the origination of a real estate transaction. Facilitation Services is comprised of the following components:

•	LSI Appraisal

•	LSI Title

•	National Title Insurance of New York

•	Title Services

•	Flood Services

•	Tax Services - a portion of which was sold on January 31, 2012

These operations perform the following services:

•	Settlement services – consists of title agency services (“LSI Title”) and title insurance underwriting (“National Title Insurance of New York”);

•	Closing services – consists of title agency services in which we assist in the closing of real estate transactions, and lien recording and release services (“Title Services”);

•	Appraisal services – consists of traditional appraisal and appraisal management services (“LSI Appraisal”); and

•	Other origination services – consists of flood zone information (“Flood Services”), which assists lenders in determining whether a property is in a federally designated flood zone.

These components have been aggregated into one reporting unit as they possess similar economic characteristics, including the nature of the products and services, which focuses on the services available to assist in the closing of real estate transactions. Each of these services is provided through a centralized delivery channel in accordance with a lender’s specific requirements.

4.
Default Services – The Default Services reporting unit provides a full spectrum of outsourced services in connection with defaulted loans. The Default Services reporting unit is comprised of the following components:

•	NDS Title/Escrow

•	Broker Price Opinions- as reclassified from the Data and Analytics reporting unit during Q1, 2012.

•	Field Services

•	Asset Solutions

•	Agency Sales and Posting (ASAP)

•	National Foreclosure Solutions

•	Rising Tide Auction - shutdown in Q4 of 2011

These operations perform the following services:

•	Foreclosure title, REO title and closing services;

•	Property inspection and preservation services, designed to preserve the value of properties securing defaulted loans;

•	Asset management services, providing disposition services for our customers’ real estate owned properties through a network of independent real estate brokers, attorneys and other vendors to facilitate the transaction;

•	Physical posting, publishing and service of notices; and

•	Foreclosure management services, including access to a nationwide network of independent attorneys, document preparation and recording and other services.

These components have been aggregated into one reporting unit because they possess similar economic characteristics, in that these business units are all involved in facilitating the default/foreclosure process or termination of a loan transaction with lenders.

Notes to Consolidated Financial Statements, page 45

(9) Goodwill, page 60

3.
We note the businesses to be disposed of were not integrated into their respective segments following their original acquisition and you performed a two-step test to evaluate the goodwill of the to-be-disposed-of businesses. If these businesses were not included in one of your four reporting units in the current and/or prior periods, please explain how your goodwill impairment testing complies with FASB ASC 350-20-35. Further, please tell us if you have any other businesses that have not been integrated into your segments.

Response
One of our strategies to grow our business is to acquire complementary businesses and services. Historically, LPS has made numerous strategic business acquisitions in order to broaden the scope of services that we offer and to enter into different areas of the mortgage lending industry. When LPS acquires a business, we face the challenges of integrating the business. The decision of when and how to integrate the business component into a reporting unit takes significant management judgment and the consideration of numerous internal and external factors. Each acquired business is closely monitored during the period following its acquisition by our management team and our Chief Operating Decision Maker, which is our Chief Executive Officer.

Accounting Standards Codification (“ASC”) 350-20-35 paragraphs 52-53 state “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. For example, if a business is being sold for $100 and the fair value of the reporting unit excluding the business being sold is $300, 25 percent of the goodwill residing in the reporting unit would be included in the carrying amount of the business to be sold.” In contrast, paragraphs 54-55 states “if the business to be disposed of was never integrated into the reporting unit after its acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of. That situation might occur when the acquired business is operated as a standalone entity or when the business is to be disposed of shortly after it is acquired.” Further, in the Basis for Conclusions of SFAS No. 142, Goodwill and Other Intangible Assets, paragraph B166 notes, “The Board observed that when an acquired business is being disposed of and the benefits of goodwill acquired with that business have not been realized by any portion of the reporting unit other than the acquired business, the carrying amount of that acquired goodwill should be included in the net assets disposed of. Therefore, this Statement requires that the relative-fair-value allocation method not be used to allocate goodwill to a business being disposed of if that business was not integrated into the reporting unit after its acquisition.” This indicates that a non-integrated business may reside in an existing reporting unit.

A majority of our acquisitions have been integrated into our respective reporting units, and the synergies acquired through these acquisitions have been realized within the reporting units. During 2011 and 2012, the Company has sold or disposed of numerous integrated business units, such as Aptitude Solutions, a portion of Tax Services, portions of our Real Estate Group, and SoftPro. Under the accounting guidance stated above in ASC 350, paragraphs 52-53, the amount of goodwill included in the carrying amount of these integrated business units was based on the relative fair values of the business disposed of and the portion of the reporting unit retained.

A limited number of other business acquisitions were not integrated into their respective reporting units. Upon acquisition, these businesses were assigned to a specific reporting unit based on the nature of their products and services and the consideration of the reporting unit that was expected to benefit from the synergies of the business combination, if ultimately integrated. This is based on the guidance in ASC 350-20-35 paragraph 41, which states: “For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.”

These non-integrated business components were acquired with the original intent of integrating them into the LPS suite of solutions for the mortgage industry. However, due to the highly competitive nature of the industry in which we operate, the weaker economy and housing market that we have experienced in recent years, and the decentralized management of each of the businesses, they remained separate from our main operations and operated autonomously from the larger core business. Throughout 2011, management evaluated and made the decision to sell or otherwise shutdown these non-core business units. The management decisions to dispose of these components were made based on two important events that occurred during 2011 in our business: (1) The consolidation of the TD&A and Transaction Services business operations under a single Chief Operating Officer during Q2 of 2011 (we had previously operated with two Chief Operating Officers); and (2) the hiring of a new Chief Executive Officer in early Q4 of 2011, who initiated a full review of the strategic and financial rationale of all of the Company’s business components.

A listing of all of our components that were sold or exited during 2011 and 2012 that were not integrated into their respective reporting units is as follows:

•
True Automation - True Automation, which was a component of our Technology Services reporting unit, was not integrated into the reporting unit as it was recently acquired as of November 12, 2010. True Automation is a software provider for appraisal and county tax offices and was intended to expand our government solutions offerings. During Q4 2011, following the appointment of our new CEO and our review of all of our business units, True Automation was classified as held for sale and an active program commenced to locate a buyer for the business. As part of the classification of the component as held for sale, we completed a fair value analysis of the component in order to assess if an impairment of the acquisition date goodwill and the assets of the business existed. That analysis supported a goodwill impairment of $9.4 million, recorded during Q4 2011.

•
Rising Tide Auction - Rising Tide Auction (“RTA”), which was a component of our Default Services reporting unit, was a strategic purchase made on October 30, 2009, which was intended to expand our default services by providing the company entry into the residential REO auction services market. As a result of a number of external drivers impacting foreclosures (consent orders, federal and state imposed moratoriums, servicer delays as a result of regulatory scrutiny, etc.) that developed in early 2011, combined with RTA’s inability to penetrate the market to provide auction services, management began to explore strategic alternatives for the business during Q2 2011. During Q2 2011, we performed a goodwill impairment test over all of our reporting units as a result of a significant decline in our stock price. Those tests resulted in carrying values of our reporting units substantially in excess of their fair values. During Q4 2011, following the appointment of our new CEO and our review of all of our business units, we decided to shut down the business. Subsequently, the Company wrote off the remaining $8.4 million goodwill balance at RTA related to the acquisition of the business, based on the fact that the business did not have a fair value in excess of the carrying value of its other assets. RTA was not integrated as it was a strategic venture into the auction services market, and was a relatively new acquisition when the Company began to explore strategic alternatives for the business unit in Q2 of 2011.

•
Verification Bureau - Verification Bureau, which was a component of our Technology Services reporting unit, was a strategic purchase made on June 19, 2009, with the intended purpose of strengthening our fraud verification business. However, in early 2011, the business began to suffer due to increased commoditization, lower profitability and competition in the market. Management made the decision to begin marketing the company for sale in Q2 2011 and engaged a third party to assist with the sale of the business unit. Upon the decision to sell the business in Q2 2011, the Company wrote off the remaining $12.8 million goodwill balance in the business, based on a fair value estimate of the sales price of the business. Verification Bureau was never integrated as it was a strategic venture into the fraud verification business, and was a relatively new acquisition when the company began to explore strategic alternatives for the business unit in early 2011.

•
Watterson Prime - Watterson Prime, also known as Credit Risk Solutions, was a component of our Technology Services reporting unit, and was part of the LPS spin off from Fidelity National Information Services, Inc. (“FIS”) in 2008. The business was not integrated into the core TD&A segment, and management allowed the company to run autonomously, effectively as a standalone business, from the other TD&A businesses. During the second half of 2010, management began to evaluate whether we could integrate the technology products at Credit Risk Solutions into our Empower business to assist in their loan compliance software product. After considering the required investments needed to support this capability, management decided to discontinue any remaining services for this operation as of June 30, 2011. Upon the decision to shut down the business, the Company wrote off the remaining $4.9 million goodwill balance from the business based on the fact that the business did not have a fair value in excess of the carrying value of its other assets. Watterson Prime, which provided due diligence to investors in securitized mortgage loans, was never integrated into the LPS suite of solutions as it was a service that was inconsistent with many of our other service offerings and products.

As these acquired businesses were effectively operated as stand-alone businesses and, therefore, the benefits of the acquired businesses were never fully realized by the reporting unit, the amount of goodwill identified at their respective acquisition dates was included in the respective disposal groups tested for impairment.

Reporting Unit Goodwill Impairment Test
The business components listed above were considered in the Company’s annual impairment tests, which is performed on September 30th of each fiscal year, within the reporting units in which they were assigned upon acquisition. As indicated in our response to Comment #1 above, these tests resulted in carrying values of our reporting units substantially in excess of their fair value. We also tested the respective reporting units where the components held for sale resided for impairment when a triggering event occurred, which was the likely sale or disposition of these components. This is acceptable under the guidance in ASC 350-20-35 paragraph 30, which states “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” Examples of such events or circumstances include the following:

•	A significant adverse change in legal factors or in the business climate

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•	The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit

•	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Specifically, as indicated above, we performed a goodwill impairment test over all of our reporting units during Q2 and Q3 2011. Those tests resulted in carrying values of our reporting units substantially in excess of their fair value. During Q4 2011, we considered the above guidance and whether or not these impairments would “more likely than not reduce the fair value of a reporting unit below its carrying amount.” Based on revised financial projections of each of our reporting units excluding our disposed of components, we determined that these disposals would not reduce the fair value of their respective reporting units below their carrying amount.

Upon the sale or disposition of the four non-integrated business components described above, the Company no longer has any non-integrated business components remaining.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements, page 8

Basis of Presentation, page 8

4.	Please tell us and disclose which operating segment components were realigned and clarify the certain 2012 organizational realignments.

Response
As stated, the realignment resulted in the transfer of components among the Technology, Data and Analytics segment and the Transaction Services segment. The specific components that were realigned include:

•
BPO (Broker Price Opinions) – Our Desk and Field Valuations component, which was formerly included as part of the Data and Analytics reporting unit within the Technology, Data and Analytics segment, primarily relates to valuations supporting foreclosure proceedings, and has become more closely associated with the Default Services reporting unit in the Transaction Services segment. The 2011 impact of this reclassification to the Default Services reporting unit is an increase in revenue of $75.2 million and increase in operating income of $12.9 million, with corresponding decreases in revenue and operating income in the Data and Analytics reporting unit.

•
Property Tax Direct/ National Tax Network – This represents the remaining portion of the Tax Services business unit which was sold on January 31, 2012, and was previously included as part of the Facilitation Services reporting unit within the Transaction Services segment. The remaining business provides lenders with information related to the tax status of a property. As the remaining portion of the business is an analytical tool, this business was reclassified to the Data and Analytics reporting unit in the Technology, Data and Analytics segment. The 2011 impact of this reclassification to the Data and Analytics reporting unit is an increase in revenue of $8.1 million and an increase in operating income of $4.8 million, with corresponding decreases in revenue and operating income in the Facilitation Services reporting unit.

•
Historical allocation of revenue and expenses between Desktop and Foreclosure – The Company is in the process of changing our Foreclosure business model, which is part of the Default Services reporting unit, and moving to a transactional billing model versus the current life of service model. Under the prior life-of-service model, our LPS Desktop Systems component, included in our Technology Services reporting unit, allocated a share of the fees it received to the Foreclosure administrative services component, which is included within the Default Services reporting unit. The business model change has resulted in the elimination of this allocation. The 2011 impact of this reclassification to the Technology Services reporting unit is an increase in revenue of $16.9 million and an increase in operating income of $14.7 million, with corresponding decreases in revenue and operating income in the Default Services reporting unit.

We will enhance our disclosures around which operating segment components were realigned in future filings.
For the year ended December 31, 2011, the total net impact of these reclassifications was to increase revenue and operating income in the Transaction Services operating segment by $50.2 million and $6.6 million, respectively, and to decrease revenue and operating income in the Technology, Data and Analytics operating segment by an identical amount.
We have considered the guidance in ASC 350 - “Intangibles, Goodwill and Other” which states that the goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We considered the new incorporated guidance in ASC 350 (effective for companies with fiscal year ends beginning after December 15, 2011), which describes that an entity may first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, making it necessary to perform the two-step goodwill impairment test. There are qualitative factors affecting a reporting unit such as that which is stated in ASC 35-20-35, paragraph 3f: “An entity should place more weight on the events and circumstances that most affect a reporting unit’s fair value or the carrying amount of its net assets. An entity also should consider positive and mitigating events and circumstances that may affect its determination of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity has a recent fair value calculation for a reporting unit, it also should include as a factor in its consideration the difference between the fair value and the carrying amount in reaching its conclusion about whether to perform the first step of the goodwill impairment test.”
Per the above guidance, and based on our September 30, 2011 annual goodwill impairment test, in which the Company determined that the fair values of our reporting units were substantially in excess of their carrying values, we have concluded through our qualitative analysis that the reclassifications made were not material to the overall composition of our reporting units and that the fair value of each reporting unit remains substantially in excess of the carrying value of each reporting unit as of March 31, 2012.
*     *    *    *    *    *    *    *    *    *    *

In connection with the responses above, the Company acknowledges that

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (904) 854-8762.

Sincerely,

/s/ Thomas L. Schilling
Thomas L. Schilling
Executive Vice President and Chief Financial Officer